FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2005
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: December 2nd, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel partners with 2Wire to accelerate triple play delivery
Strategic investment adds residential home gateway to the industry’s most complete triple play ecosystem for managed connectivity services
Paris and San Jose, December 2, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and 2Wire, a pioneer in home broadband network solutions, announced today that Alcatel has agreed to acquire a 25 percent stake in 2Wire. The strategic partnership broadens and extends the industry’s most comprehensive end-to-end, fully integrated triple play solution.
By partnering, Alcatel and 2Wire can provide operators with an enhanced end-to-end solution that extends broadband networks into the home through a residential home gateway solution and enables a new breed of managed connectivity services. The standards-based solution will allow operators to manage the interoperability of a wide range of devices, electronics and equipment that are increasingly being deployed within the consumer home. The solution will also enable them to deliver compelling new services designed to reduce the complexity of today’s home networks.
The combined solution will accelerate an operator’s ability to deliver triple play services and will reduce the operational costs of managing consumer devices in the home. The result will be a more consistent, dependable user experience and a significant reduction in the level of complexity users will be faced with as they continue to embrace new media-rich, broadband services.
“As the market leader in triple play, Alcatel is constantly innovating with solutions to provide users with a superior and easy to use service,” said Michel Rahier, President of Alcatel’s fixed communications activities. “Customers demand that the management and operation of their home network be simple and easy. By partnering with a recognized leader such as 2Wire, Alcatel will provide operators with enhanced means to quickly deploy these new services and successfully address this fast growing market opportunity.”
“2Wire has extended the carrier’s network directly into the subscriber’s home with our home network solutions,” said Brian Hinman, President and CEO of 2Wire. “The combination of Alcatel’s existing triple play solution and 2Wire’s residential home gateway and management systems will arm operators with a fully managed, end-to-end network solution that extends into the home, providing operators and consumers with the benefits of a truly integrated triple play experience.”
Alcatel will be represented on the 2Wire Board of Directors.
In addition to Alcatel’s investment, AT&T Inc. and Telmex have also agreed to acquire minority interests in 2Wire from 2Wire’s existing shareholders.

About 2Wire
2Wire is a provider of broadband service platforms for the DSL market. 2Wire’s suite of solutions offers DSL providers an integrated triple play of data, voice, and media services. 2Wire’s products and services include the award-winning HomePortal® residential gateways, the MediaPortal™ set top box, and a robust Component Management System (CMS) for service management and provisioning. 2Wire’s products are distributed exclusively by the major DSL service providers, including AT&T Inc., BT, and TELMEX. Headquartered in San Jose, California, 2Wire was founded in July 1998 by Brian L. Hinman, a co-founder of PictureTel Corporation (formerly NASDAQ: PCTL) and Polycom, Inc. (NASDAQ: PLCM). 2Wire and HomePortal are registered trademarks of 2Wire, Inc. in the United States and in other jurisdictions throughout the world. MediaPortal is a trademark of 2Wire, Inc. For more information, visit www.2Wire.com.

2Wire Press Contacts

At the company: Paul Brunato	Tel: +1 (408) 503-1088	pbrunato@2Wire.com

LEWIS P.R. Inc.: Rachel Kim Euretig /	Tel: +1 (415) 277-5400	2Wire@lewispr.com
Michelle Holmes
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Aurélie Boutin / HQ	Tel : +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel : +33 (0)1 40 76 50 84	mark.burnworth@alcatel.com
Charlie Guyer/ North America	Tel : +1 (978) 468-0153	charlie.guyer@alcatel.com

Alcatel Investor Relations

Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com